SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

SCHIFF NUTRITION INTERNATIONAL, INC.

(Name of Subject Company)

SCHIFF NUTRITION INTERNATIONAL, INC.

(Name of Persons Filing Statement)

Class A Common Stock, par value $.01 per share

Class B Common Stock, par value $.01 per share

(Title of Class of Securities)

Class A Common Stock – 806693107

Class B Common Stock – None

(CUSIP Number of Class of Securities)

Scott K. Milsten

Senior Vice President,

General Counsel and Corporate Secretary

2002 South 5070 West

Salt Lake City, Utah 84104-4726

(801) 975-5000

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Tad Freese

Jamie Leigh

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025-1008

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 1 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Schiff Nutrition International, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2012 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (as amended or supplemented from time to time, the “Offer”) by Ascot Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of Reckitt Benckiser LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of Reckitt Benckiser Group plc, a public limited company organized under the laws of England and Wales, to purchase all outstanding shares of the Company’s Class A common stock, par value $0.01 per share (“Class A Common Stock”), and Class B common stock, par value $0.01 per share (together with the Class A Common Stock, the “Shares”), for consideration per Share consisting of an amount net to the seller in cash equal to $42.00 without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 16, 2012 and amended and restated on November 27, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related amended and restated Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser with the SEC on November 16, 2012, as amended by Amendment No. 1 to the Schedule TO filed on November 21, 2012, and as further amended by Amendment No. 2 to the Schedule TO filed on November 27, 2012. The Offer to Purchase and form of Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is amended and supplemented to add the following after the third paragraph under the heading “Consideration for Shares Tendered Pursuant to the Offer” of the Section entitled “Arrangements between the Company and its Executive Officers, Directors and Affiliates” with the following new disclosure:

“The table below sets forth information regarding the Shares beneficially owned by each of the directors and named executive officers of the Company and their respective affiliates as of November 26, 2012, excluding vested and unvested equity awards, and the amount of cash each such person will be entitled to receive with respect to such Shares if they are tendered pursuant to the Offer and accepted for purchase and purchased by Purchaser.

	Number of Shares of Class A Common Stock Beneficially Owned	Number of Shares of Class B Common Stock Beneficially Owned	Aggregate Cash Payable pursuant to the Offer
Directors
Tarang P. Amin*	32,727	—	$1,374,534.00
Ronald L. Corey	42,731	—	$1,794,702.00
Matthew T. Hobart	—	—	—
Michael Hyatt	36,027	—	$1,513,134.00
Eugene B. Jones	36,027	—	$1,513,134.00
Roger H. Kimmel	144,697	—	$6,077,274.00
George F. Lengvari(1)	52,202	—	$2,192,484.00
William E. McGlashan, Jr.	—	—	—
Brian T. Swette	10,692	—	$449,064.00

Eric Weider(2)	7,577,709	7,486,574	$632,699,886.00
Richard G. Wolford	1,794	—	$75,348.00
Other Named Executive Officers
Joseph W. Baty	205,564	—	$8,633,688.00
Scott K. Milsten	—	—	—
Jennifer Steeves-Kiss	—	—	—

All Directors and Named Executive Officers (14 persons)	8,140,170	7,486,574	$656,323,248.00

*	Mr. Amin is also a named executive officer.
(1)	Does not include 410,997 shares of Class A Common Stock held by Bayonne Settlement, a trust organized under the laws of Jersey (U.K.), of which family members of George F. Lengvari are included among the beneficiaries. Bayonne Settlement is administered by an independent trustee, and Mr. Lengvari has neither the power to dispose of nor to vote the shares. Mr. Lengvari disclaims beneficial ownership of such shares.
(2)	Eric Weider has sole voting and investment power over 91,135 of the 7,577,709 shares of Class A Common Stock shown above. As disclosed on a Schedule 13D/A filed on November 27, 2012, Weider Health and Fitness is the record holder of 7,486,574 shares of the Class B Common Stock, and is a direct, wholly owned subsidiary of MLE Holdings Company (“MLE”). Eric Weider currently has direct and indirect control of MLE (and certain of its affiliates). Weider, Eric Weider and MLE (together, the “Weider Persons”) have shared dispositive power over the 7,486,574 shares of the Class B Common Stock held by Weider. Eric Weider disclaims beneficial ownership of the shares of Class B Common Stock that may be deemed beneficially owned by him, except to the extent of his pecuniary interest in such shares, which pecuniary interest is derived from his direct and indirect ownership interest in MLE.

The Weider Persons may be deemed to have shared voting power with TPG and certain of its affiliates over the 7,486,574 shares of the Company’s Class A Common Stock and the 7,486,574 shares of the Company’s Class B Common Stock held by TPG and the Weider Persons, respectively, as a result of certain provisions in that certain Stockholders Agreement, dated as of October 14, 2010 (the “Stockholders Agreement”), by and between Weider Health and Fitness and TPG. Except to the extent the Weider Persons may be deemed to have beneficial ownership over such shares as a result of the Stockholders Agreement pursuant to Rule 13d-4 under the Exchange Act, the Weider Persons expressly disclaim beneficial ownership of these shares for purposes of Section 13(d) of the Exchange Act.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCHIFF NUTRITION INTERNATIONAL, INC.

By:	/s/ Joseph W. Baty
Name:	Joseph W. Baty
Title:	Executive Vice President and Chief Financial Officer

Dated: December 6, 2012